

16014918

SEC
Mail Processing
Section

MAR 14 2016

Washington DC
416

aUB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8 - 65896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Groton Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

551 Madison Avenue Suite 303
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yuen Na Chun **212-897-1689**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name -- *if individual, state last, first, middle name*)

2580 Sunrise Highway	**Bellmore**	**NY**	**11710**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

SD

aUB

OATH OR AFFIRMATION

I, Luis E. Rinaldini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Groton Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public


HILARIO LEBRON JR
Notary Public - State of New York
NO. 01LE6328280
Qualified in Bronx County
My Commission Expires Jul 27, 2019

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [ ] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROTON SECURITIES LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2015

CONTENTS

	Page(s)
Facing Page to Form X-17A-5	1A
Affirmation of Principal Officer	1B
Report of Independent Registered Public Accounting Firm	1
Financial statements:	
Statement of financial condition	2
Notes to financial statements	3-4

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Groton Securities, LLC

We have audited the accompanying statement of financial condition of Groton Securities, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Groton Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Schwartz & Company, LLP

New York, New York
March 11, 2016

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

GROTON SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets

Cash	$	16,898
Accounts receivable		12,837
Total assets	$	29,735

Liabilities and Member's Equity

Due to member	$	3,000
Accounts Payable		13,279
Total liabilities		16,279
Member's equity		13,456
Total liabilities and member's equity	$	29,735

The accompanying notes are an integral part of these financial statements.

GROTON SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note 1 – Operation and Structure

Groton Securities LLC (the "Company"), is a limited liability company organized under the laws of the State of Delaware, and is a wholly owned subsidiary of Groton Partners LLC (the "Member"), which also is a limited liability company organized under the laws of the State of Delaware. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC rule 15c3-1.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement deals are consummated. The Company does not carry accounts for customers or perform custodial functions related to securities.

Income Taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax return of its Member.

GAAP requires the determination of whether tax benefits claimed or expected to be claimed on the tax return should be recorded in the financial statements. The Member may recognize the tax benefit form an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Uncertain Tax Positions

Pursuant to GAAP, the Company recognized no material adjustments to liabilities or member's equity. Interest and penalties associated with unrecognized tax benefits would be classified in general and administrative expenses in the statement of operations.

The Company had no unrecognized tax benefits and related interest and penalties expenses.

Note 3 - Concentrations of Credit Risk

Approximately 83% of the Company's revenues are from two clients, the largest of which was 49%.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $13,456, which was $8,456 in excess of its required net capital of $5,000. At December 31, 2015 the Company's ratio of aggregate indebtedness to net capital was 1.21 to 1.

Note 5 - Related Party Transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and its Member, The Company pays a monthly administrative fee for utilizing certain resources of the Member. The Company was charged $6,000 for the year ended December 31, 2015 under the Agreement. From time to time, the Company and its Member may decide that a particular obligation may be incurred or paid by the Member instead of the Company. During 2015, in addition to compensation costs that were so paid by the Member on behalf of the Company for most of which the Member was paid by the Company, there was $25,184 of miscellaneous expenses borne by the Member, for which the Member did not seek reimbursement by the Company. Had these expenses been reflected in the Company's financial statements they would have been reflected as an additional contribution to its equity which would have been offset by the effect of the increased expenses. During 2015 the Company recorded $655 as capital contribution from its member in lieu of the payment of certain expenses.

During the year ended December 31, 2015, registered representative compensation was paid by the Member in the amount of $280,664. The Company's total registered representative compensation expense for the year ended December 31, 2015 was $280,664, of which $12,837 remains due to the Member.

In addition, the Company distributed $30,785 to its Member so that the Member could pay that amount to a third party with which the Member had a contractual agreement to make such payments from time to time. This amount was not recorded as an expense of the Company since it related to obligations that its Member had separate and apart from obligations of the Company.

Note 6 – Exemption from Rule 15c3-3

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of Paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not hold customers' cash or securities.

GROTON SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2015